FILE NO. 82-4750

Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER

OF THE FISCAL YEAR ENDING NOVEMBER 30, 2004

(Translation)

April 5, 2004

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2004

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki General Manager of Administration Division Tel. +81-3-3486-3331

1. Basis of preparation for the first quarter consolidated financial statements:
   (1) Change in accounting method compared to the previous consolidated fiscal year: None
   (2) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Consolidated business results for the first quarter (From December 1, 2003 to February 29, 2004) of the fiscal year ending November 30, 2004:

(1) Consolidated operating results

	First quarter of the fiscal year ending November 30, 2004	First quarter of the fiscal year ended November 30, 2003	(Reference) Year ended November 30, 2003
Net sales	¥95,296 million -%	———	¥437,032 million 0.6%
Operating income	¥2,438 million -%	———	¥18,255 million (1.8%)
Ordinary income	¥2,480 million -%	———	¥17,532 million (4.0%)
Net income	¥885 million -%	———	¥8,675 million (6.8%)
Net profit per share-primary	¥5.78	———	¥56.08
Net profit per share-diluted	¥5.41	———	¥51.53

Notes:
1. The quarterly business results are disclosed from the current fiscal year, accordingly the actual business results and the increase or decrease in comparison with the same period in the previous year are not stated.
2. The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	First quarter of the fiscal year ending November 30, 2004	First quarter of the fiscal year ended November 30, 2003	(Reference) Year ended November 30, 2003
Total assets	¥255,454 million	————	¥269,559 million
Net worth	¥120,751 million	————	¥120,504 million
Net worth to gross capital	47.3%	————	44.7%
Net worth per share	¥788.41	————	¥786.15

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2004
(From December 1, 2003 to November 30, 2004):

	Interim period ending May 31, 2004	Year ending November 30, 2004
Net sales	¥210,000 million	¥434,000 million
Ordinary income	¥8,160 million	¥17,000 million
Net income	¥3,930 million	¥8,280 million
(Reference) Estimate of yearly net income per share		¥53.50

(Notes)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	February 29, 2004	November 30, 2003
CURRENT ASSETS:		
Cash and deposits	18,241	22,382
Notes and accounts receivable	64,658	75,920
Securities	42	32
Inventories	17,918	15,692
Deferred tax assets	2,008	2,297
Other	3,023	3,978
Allowance for doubtful accounts	(610)	(1,381)
Total current assets	105,284	118,922
FIXED ASSETS:		
Tangible fixed assets		
Buildings and structures	106,881	106,702
Machinery, equipment and transportation equipment	108,251	108,395
Land	38,380	38,382
Construction in progress	2,323	1,350
Other	7,020	6,977
Accumulated depreciation	(144,165)	(142,035)
Total tangible fixed assets	118,691	119,773
Intangible fixed assets		
Consolidation adjustment accounts	116	127
Other	2,708	2,728
Total Intangible fixed assets	2,824	2,855
Investments and other assets		
Investment in securities	18,426	17,248
Deferred tax assets	1,597	2,008
Other	8,843	8,969
Allowance for doubtful accounts	(214)	(218)
Total investments and other assets	28,653	28,008
Total fixed assets	150,169	150,636
DEFERRED ASSETS:		
Bond discounts	0	0
Total deferred assets	0	0
Total assets	255,454	269,559

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	February 29, 2004	November 30, 2003
CURRENT LIABILITIES:		
Notes and accounts payable	40,242	43,744
Short-term loans payable	15,998	17,985
Current portion of bonds	1,300	1,300
Accounts payable-other	19,629	24,384
Accrued income taxes	1,070	2,676
Reserve for sales rebates	1,441	1,127
Reserve for bonuses	1,713	1,870
Deferred tax liabilities	0	1
Other	2,891	4,530
Total current liabilities	84,288	97,619
LONG-TERM LIABILITIES:		
Bonds	200	200
Convertible bonds	18,629	18,629
Long-term loans payable	11,547	11,795
Deferred tax liabilities	84	19
Reserve for retirement benefits	3,047	3,683
Reserve for directors' and corporate auditors' retirement pay	1,424	1,620
Other	1,483	1,639
Total long-term liabilities	36,416	37,587
Total liabilities	120,705	135,207
MINORITY INTERESTS	13,998	13,847
SHAREHOLDERS' EQUITY:		
Capital stock	24,104	24,104
Capital surplus	29,418	29,418
Earned surplus	70,184	70,833
Unrealized valuation gain on other securities – net	1,302	793
Cumulative foreign currency translation adjustments	(2,556)	(2,349)
Treasury stock	(2,301)	(2,295)
Total shareholders' equity	120,751	120,504
Total liabilities, minority interests and shareholders' equity	255,454	269,559

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	First quarter ended February 29, 2004	Year ended November 30, 2003
NET SALES	95,296	437,032
COST OF SALES	70,324	325,878
Gross profit	24,971	111,154
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	22,533	92,898
Operating income	2,438	18,255
NON-OPERATING INCOME:		
Interest income and dividend receivable	117	512
Equity income	78	152
Other	101	456
NON-OPERATING EXPENSES:		
Interest expense	183	755
Other	72	1,089
Ordinary income	2,480	17,532
EXTRAORDINARY GAINS:		
Gain on sales of fixed assets	3	73
Other	8	959
EXTRAORDINARY LOSSES:		
Loss on sales and disposal of fixed assets	110	373
Other	276	991
Net income before income taxes and minority interests	2,104	17,199
Income taxes	954	5,735
Income taxes deferred	77	1,774
Minority interests	187	1,014
Net income	885	8,675